UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

03039714

November 26, 2003

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
Room 6G-212
600 Mountain Avenue
Murray Hill, NJ 07974

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-26-2003

Re: Lucent Technologies Inc.
Incoming letter dated September 26, 2003

Dear Mr. Serban:

This is in response to your letters dated September 26, 2003 concerning the shareholder proposals submitted to Lucent by SWAG Investment Portfolio. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Annette Felahis
President
SWAG Investment Portfolio
3330 Wolf Willow Close
Alpharetta, GA 30004

1006240

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel

Room 6G-212
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8807
FAX 908-582-8048

VIA UPS NEXT DAY AIR

September 26, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc. / Request for Exclusion From Proxy Materials of Shareholder Proposal by Swag Investment Portfolio

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal (attached hereto as Exhibit A) (the "Proposal") submitted by Mrs. Annette Felahis, President of the SWAG Investment Portfolio (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by October 31, 2003.

The Proponent submitted her Proposal in a letter dated August 24, 2003. The Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons:

- the Company did not receive the proposal before the deadline set forth in Rule 14a-8(e); and
- the Proponent does not meet the minimum ownership requirements set forth in Rule 14a-8(b)(1).

The Company did not receive the Proposal before the deadline set forth in Rule 14a-8(e)

As disclosed in the Company's proxy statement for its 2003 Annual Meeting of Shareholders, a proposal must be received by the Company by August 25, 2003 for it to be included in the Proxy Materials for the 2004 Annual Meeting. This date is consistent with the deadline requirement set forth in Rule 14a-8(e), which provides that a proposal must be received at the company's executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company received the Proposal by Federal Express on August 26, 2003 at 9:42 a.m. A copy of the Federal Express label is enclosed as Exhibit B. By letter dated September 8, 2003, the Company advised the Proponent of the deficiency and asked her to provide proof that the Proposal was delivered to the Company on or before August 25, 2003. A copy of this letter is attached as Exhibit C. To date, we have not heard from the Proponent.

The Proponent does not meet the minimum ownership requirements of Rule 14a-8(b)(1)

Rule 14a-8(b)(1) provides that in order to submit a proposal, a shareholder must ..."have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least 1 year by the date you submit the proposal." In the Proponent's letter dated August 24, 2003 (attached hereto as Exhibit A), the Proponent states that it owns 172 shares of Lucent common stock. By letter dated September 8, the Company asked the Proponent if it owned additional stock that would indicate that it met the minimum ownership requirement of Rule 14a-8(b)(1) and asked the Proponent to supply appropriate verification of such ownership. In accordance with Staff Legal Bulletin 14, the 172 shares of Lucent common stock owned by the Proponent did not have a market value $2,000 or greater on any day during the 60 calendar days before the Proponent submitted the Proposal, based on the highest selling price of Lucent common stock during such period. (See Section C(1)(a) of Staff Legal Bulletin 14, July 13, 2001).

For the reasons set forth above, the Company believes that it may properly exclude the Proposal from its Proxy Materials in accordance with Rule 14a-8.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and are sending a copy of this letter to the Proponent. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the enclosed self-addressed and stamped envelope.

If you have any questions regarding this matter, please contact me at (908) 582-8807. If you disagree with our conclusion that the proposal may be omitted from our Proxy Materials this year, I would appreciate an opportunity to discuss the matter with you before you issue a formal response.

Very truly yours,

Eugene Serban

Enclosures

cc: Michael Keefe

(A)

24 August, 2003

To: Lucent Corporate Secretary
Lucent Technologies
600 Mountain Avenue
Murray Hill, New Jersey 07974

From: SWAG Investment Portfolio
3330 Wolf Willow Close
Alpharetta, GA 30004

Subject: Submittal of Proposals for the Lucent Technologies Annual Meeting of Stockholders

Attached: Five Proposals

In accordance with the by-laws, I am requesting that the attached five proposals be submitted for stockholders consideration at the Annual Meeting.

Your cooperation is appreciated.

Sincerely,

Annette Felahis

Annette Felahis
President

jt/akf

PROPOSAL NUMBER 1

SWAG Investment Portfolio of 3330 Wolf Willow Close, Alpharetta, GA 30004, owner of 172 shares, hereby submits the following proposal for shareholder consideration.

Eliminate the practice of compensating executives and directors by granting stock options.

The practice of issuing stock options allows for the perception, if not the reality, of wrong doing as follows:

1. The value of stock held by other shareholders may be reduced.
2. Company executives with large stock option grants may use insider information to the detriment of other shareholders.
3. The so called "at risk" executive compensation of stock options could place a disproportionate emphasis on current stock prices at the expense of other company short and long term objectives, with shareholders assuming the risk.
4. The practice of issuing stock options also hides the actual executive compensation from shareholders.

PROPOSAL NUMBER 2

SWAG Investment Portfolio of 3330 Wolf Willow Close, Alpharetta, GA 30004, owner of 172 shares hereby submits the following proposal for shareholder consideration.

Establish an independent board to focus wholly on shareholder interest, increasing the stock value and focusing on stated company objectives. The executive compensation committee should be isolated from company executives when determining executive salaries and benefits.

PROPOSAL NUMBER 3

SWAG Investment Portfolio of 3330 Wolf Willow Close, Alpharetta, GA 30004, owner of 172 shares hereby submits the following proposal for shareholder consideration.

Once granted, stock options cannot be reissued, restated, re-priced (except for stock splits), exchanged or extended from their initial issue price.

> The practice of re-issuing, restating, re-pricing, exchanging and extending stock options to company executives, employees and directors negatively impacts the value of stock held by non-management stockholders.

PROPOSAL NUMBER 4

SWAG Investment Portfolio of 3330 Wolf Willow Close, Alpharetta, GA 30004, owner of 172 shares hereby submits the following proposal for shareholder consideration.

No personal loans may be made to any person or entity connected with Lucent Technologies. Such loans pose both a risk and a loss to the stockholders.

1. Any default on these loans would be borne by the shareholders.
2. These loans reflect cash assets which are not being utilized to further company objectives.

PROPOSAL NUMBER 5

SWAG Investment Portfolio of 3330 Wolf Willow Close, Alpharetta, GA 30004, owner of 172 shares hereby submits the following proposal for shareholder consideration.

Company executives cannot negotiate or enter contracts or trusts for severance or retirement that differ from the rank and file employee.

0/9/4 -NJ -US

NE KBCA

FedEx Express USA Airbill FedEx Tracking Number 840714426767

Form I.D. No. 0200

1 From
Date 8-25-03 [redacted]
Sender's Name Annette Edmonds Phone
Company
Address 3330 Wolf Willow Close Dept/Floor/Suite/Room
City Alpharetta State GA ZIP 30004

2 Your Internal Billing Reference

3 To
Recipient's Name Lucent Corporate Secretary Phone
Company Lucent Technologies
Address 600 Mountain Ave
To "HOLD" at FedEx location, print FedEx address. We cannot deliver to P.O. boxes or P.O. ZIP codes.
Address ~~Room~~ Dept/Floor/Suite/Room
City Murray Hill State NJ ZIP 07974

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908 582 4110 Recvd: 8/26/2003 9:42:10 A LWW

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(32)

(C)

Lucent Technologies
Bell Labs Innovations

Janet E. O'Rourke
Senior Manager
Corporate Governance

Room 3C-510
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-3329
Facsimile: 908-582-1089

September 8, 2003

VIA UPS NEXT DAY AIR

SWAG Investment Portfolio
Attn: Annette Felahis, President
3330 Wolf Willow Close
Alpharetta, Georgia 30004

Dear Mrs. Felahis:

This acknowledges receipt of your correspondence dated August 24, 2003 that contained a shareowner proposal. Lucent received your proposal on August 26, 2003.

The deadline for proposals was August 25, 2003. This date was printed in our proxy statement for the 2003 Annual Meeting. I have enclosed of the notification that appeared in the proxy statement for your reference. We, therefore, did not receive your proposal in a timely fashion to include in our proxy statement for the 2004 Annual Meeting. If your records indicate otherwise, please provide us with documentation indicating that we received your proposal by the August 25, 2003 deadline.

As you may know, the inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Shareholder Proposals). That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to vote at the annual meeting; have held such securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

We have not been able to locate records from our transfer agent, The Bank of New York, that would indicate that you meet the minimum share ownership requirement. You have indicated to us that you own 172 shares. If you own additional common stock through a nominee (such as a bank or brokerage firm), please provide documentary support indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. ***You can provide to us a written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the requisite number of securities continuously for one year as of the time you submitted your proposal.***

In accordance with the SEC rules mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter. Thank you for your interest in Lucent Technologies.

Very truly yours,

Just O'Rourke

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated September 26, 2003

The proposal relates to stock options, independent boards, personal loans, and executive trusts and contracts for severance.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Lucent's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lucent relies.

Sincerely,

Grace K. Lee
Special Counsel